

July 27, 2020

Ellen Johnson
Chief Financial Officer
Interpublic Group of Companies, Inc.
909 Third Avenue
New York, New York 10022

      Re: Interpublic Group of Companies, Inc.
          Form 10-K for the Fiscal Year Ended December 31, 2019
          Filed February 21, 2020
          File No. 1-06686

Dear Ms. Johnson:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services